David James

Vice President & Managing Counsel

State Street

4 Copley Place CPH 0326

Boston, MA 02116

617-662-1742

617-662-3805 (fax)

djames@statestreet.com

Via EDGAR Correspondence

January 28, 2010

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Partners Funds, Inc. (“Registrant”), SEC File No. 033-13863 and 811-001090, Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

I am writing in response to comments you provided telephonically to myself and Tim Curtin on Tuesday and Wednesday, January 19 and 20, 2010 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on November 23, 2009, and included the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the following funds: (i) The Japan Fund; (ii) Asia Pacific ex Japan Fund; (iii) India Fund; (iv) Greater China Fund; (v) Global Equity Income Fund; (vi) Global Emerging Markets Fund; (vii) Global Alpha Equity Fund; (viii) International Growth Equity Fund; and (iv) International Equity Fund (each a “Fund” together, the “Funds”) the existing series of the Registrant. On behalf of the Registrant, we have set out below the Securities and Exchange Commissions (the “SEC”) staff’s comments on each of the above named documents, along with our responses.

1. Comment: Pursuant to revised Form N-1A, Item 1(a)(1) and (2), please add the name of each of the Fund’s classes and the related exchange ticker symbols to the front cover of the Prospectus.

Response: The Registrant will add the requested disclosure.

2. Comment: Revised Form N-1A does not allow for additional items or pages to be included between those disclosures required by Item 1 and 2. Thus, please delete the two pages following the table of contents.

Response: The Registrant will make the requested changes.

3. Comment: In the summary section entitled “Fees and Expenses of the Fund” for each Fund, please conform the language to that included in Item 3 of revised Form N-1A by deleting the following marked language:

This table describes the fees and expenses that you may pay if you buy and hold ~~the different classes of~~ shares of the Fund~~, other than fees that financial intermediaries may charge for the services they provide you~~. You may qualify for reduced sales charges if you and your family invest, or agree to invest, a certain amount in Nomura Partners Funds, Inc. More information is available in the “Description of share classes” section on page XX of the Fund’s Prospectus and in the “Purchase and Redemption of Shares” section on page XX of the statement of additional information (SAI).

Response: The Registrant will delete the requested disclosure. Additionally, per a telephone conversation with you on January 21, 2010, the Registrant will add the following footnote to the “Shareholder Fees” table:

There is no contingent deferred sales charge on Class C shares after 12 months.

4. Comment: In the summary section entitled “Shareholder Fees” of the Fees and Expenses Table for each fund, the Registrant uses the following line-item disclosure: “Maximum Deferred Sales Charge (Load) for redemptions within one year of purchase (as a %) of the offering price.” The SEC Staff has seen other mutual funds link the maximum deferred sales charge to the redemption price instead of the offering price as many funds lost value. Please confirm that the Registrant intends to link the maximum deferred sales charge to the offering price.

Response: The Registrant confirms that the disclosure contained in the Amendment related to maximum deferred sales charge is accurate.

5. Comment: Please move the following disclosure to the “Annual Fund Operating Expenses” table, as a footnote to said table for each applicable Fund:

The Fund’s advisor, Nomura Asset Management U.S.A. Inc. (NAM USA) has contractually agreed to reduce its management fee by 0.10% until January 28, 2011. In addition, NAM USA has contractually agreed to reimburse the Fund so that total operating expenses of the Fund are limited to 1.60% (excluding Distribution and Service (12b-1) Fees, interest expense and certain other expenses) until January 28, 2011. The Fund may have to repay NAM USA some of these waivers and reimbursements within three years.

Response: The Registrant will make the requested change.

6. Comment: Under the summary section entitled “Expense Examples” for each Fund, please conform the language to that included in Item 3 of revised Form N-1A by deleting the following marked language:

The Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. They assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods, in the first Example, or held your shares, in the second Example. They also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same~~[~~, except that the Fund’s expenses are reduced during the first year by fee waiver and expense limitation agreements ~~with NAM USA by XX%]~~. Although your costs may be higher or lower, based on these assumptions your costs would be:

Response: The Registrant will delete the requested disclosure.

7. Comment: Under the summary section entitled “Portfolio Turnover” for each Fund, please conform the language to that included in Item 3 of revised Form N-1A by deleting the following marked language:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when you hold Fund shares in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Examples, affect the Fund’s performance. ~~The portfolio turnover rate may vary from year to year depending upon, among other things, market conditions.~~ During the most recent fiscal year, the Fund’s portfolio turnover rate was XXXX% of the average value of its portfolio.

Response: The Registrant will delete the requested disclosure

8. Comment: Under the summary section entitled “Principal Risks”, each Fund has a “Geographic Concentration and Country Risk” paragraph which is very standard across each Fund. Please consider adding more individual disclosure to each respective Fund about the particular countries they might invest in.

Geographic Concentration and Country Risk – A small number of companies and industries may represent a large portion of the market in a particular country or region, and these companies and industries can be sensitive to adverse social, political, economic or regulatory developments in that country or region.

Because the Fund concentrates its investments in Japan, the Fund’s performance is expected to be closely tied to economic and political conditions in Japan and geopolitical conditions in Asia and the Middle East. In addition, natural disasters might have substantial economic impacts on affected regions, at least temporarily.

Response: The Registrant believes that individual country risks are adequately disclosed in the Prospectus section entitled “Principal Investment Risks” beginning on page 56, and specifically on pages 63-64, of the Prospectus.

9. Comment: Under the summary sectioned entitled “Principal Risks”, each Fund contains the following disclosure.

For a detailed description of these and other risks of investing in this Fund, please see “Principal Investment Risks” section on page XX in the Prospectus and “Investment Objectives, Policies and Strategies” section on page XX in the SAI.

If the Registrant intends to utilize a summary prospectus, please either (i) delete this disclosure or (ii) hyperlink the cross-referenced pages on the Funds’ web site.

Response: The Registrant has determined to not use a summary prospectus at this time. Should it determine to use a summary prospectus in the future, it will hyperlink in accordance with Rule 498 of the Securities Act of 1933, as amended.

10. Comment: Under the summary section entitled “Bar Chart and Performance Information”, each Fund utilizes the following disclosure:

The bar chart and table below show the returns for the Fund’s Class S shares and do not reflect sales loads. If sales loads were reflected, returns would be lower. Returns vary from year to year, which may provide an indication of the risks of investing in the Fund. The table shows the risks of investing in the Class S shares of the Fund by showing how Fund performance compares with a broad-based market index ~~(which, unlike the Fund, does not have any fees, taxes or expenses)~~. The performance of both the Fund and the index vary over time. The table shows returns on a before-tax and after-tax basis for Class S shares. After-tax returns for Class A, C and I shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown in the table. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. ~~NAM USA and Nomura Asset Management Co., Ltd. (NAM Tokyo) became the Fund’s investment advisor and sub-advisor, respectively, on November 1, 2008. Prior to that date, the Fund was advised by two different advisors, one from 10/7/02 until 11/1/08, and the other prior to 10/7/02, and the Fund was operated under certain different strategies.~~ The Fund’s past performance (before and after taxes) is not an indication of how the Fund will perform in the future. Updated performance information is available online at www.nomurapartnersfunds.com.

Please conform the disclosure to revised Form N-1A, Item 4 (i) by deleting the marked disclosure; (ii) moving the double-underlined disclosure to after the bar chart; and (iii) adding the underlined disclosure:

Response: The Registrant will make the requested changes.

11. Comment: Under the summary section entitled “Bar Chart and Performance Information”, the Registrant utilizes the following disclosure for each Fund following the bar chart.

You should consider an investment in the Fund as a long-term investment. The Fund’s returns will fluctuate over long and short periods.

Please move this disclosure to the “Principal Risks” section for each Fund.

Response: The Registrant will make the requested change.

12. Comment: Under the summary section entitled “Investment Adviser” of each Fund, please conform each Fund’s disclosure to revised Form N-1A, Item 5 by deleting the marked disclosure:

NAM USA is the investment advisor for the Fund. ~~NAM USA became investment advisor of the Fund on November 1, 2008.~~ NAM USA has retained Nomura Asset Management Co., Ltd. (NAM Tokyo) to act as a sub-advisor to the Fund.

Response: The Registrant will make the requested change.

13. Comment: Under the section entitled “Purchase and Sale of Fund Shares” for each Fund, please move the footnote following the table into the lead-in disclosure to the table.

Response: The Registrant will make the requested change.

14. Comment: Under the summary section entitled “Tax Information” for each Fund, please revise disclosure to make clear that shareholders will be subject to taxation at some point in the future.

Response: The Registrant believes that its current disclosure satisfies the disclosure requirements of revised Form N-1A, Item 7 because the term “tax-deferred” doesn’t suggest a permanent tax-advantage or tax-exemption.

15. Comment: Under the summary section entitled “Principal Investment Strategies” for the India Fund, the disclosure states that the Fund “will invest at least 80% of its assets in equity securities of Indian companies or instruments that have similar economic characteristics.” Is the Fund investing in derivatives? If yes, please disclose any limits on such investments or limits with particular counterparties? Specifically, if the Fund is investing in derivatives with a counterparty that holds more than 25% of the Fund’s assets, please disclose the counterparty risks of that entity.

Response: The Fund may gain exposure to the Indian market through investment in participatory notes and depositary receipts issued by financial institutions relating to specific companies. Pursuant to Rule 12d3-1, the Fund limits exposure to any one counterparty to 5% in the case of counterparties engaging in securities related businesses. In addition, the Fund limits exposure to any single counterparty to 25% for Subchapter M and Investment Company Act diversification purposes.

16. Comment: The SEC Staff is aware of certain tax issues with investments in India that have lead other mutual funds to utilize certain off-shore entities in Mauritius Islands (and possibly other jurisdictions) to avoid double-taxation or other negative tax implications. Does the India Fund participate in any such arrangements to mitigate India tax issues? Additionally, are there any additional tax disclosures that the Registrant believes should be included in the Prospectus?

Response: The Registrant purchases India securities direct and does not participate in any arrangements described by the SEC staff. The Registrant also confirms that the tax disclosure in the Prospectus is accurate.

17. Comment: Under the summary section entitled “Principal Investment Strategies” for the Greater China Fund, please define “Chinese companies”.

Response: The Registrant will modify the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of Chinese companies (companies located or having a principal trading market in China, Hong Kong or Taiwan) or instruments that have similar economic characteristics. Equity securities include common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The Fund is non-diversified and may invest a relatively high percentage of its assets in a small number of issuers. Nomura Asset Management Hong Kong Limited (NAM Hong Kong), on behalf of the Fund, uses a proprietary quantitative investment process together with fundamental analysis. NAM Hong Kong, on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund does not limit its investments to companies of any particular industry or size and may invest a significant portion of its assets in smaller and less seasoned issuers.

18. Comment: Under the summary section entitled “Principal Investment Strategies” for the Global Equity Income Fund, the disclosure states that:

Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities. The Fund seeks to focus on income-producing equity securities, such as common and preferred dividend-paying stocks and real estate investment trusts (REITs). The Fund may invest in other types of securities and invests in U.S. and non-U.S. issuers. Under normal market conditions, the Fund will invest significantly (30-40% or more of its assets) in non-U.S. companies. The Fund may invest a substantial amount of its assets (i.e., more than 25%) in issuers located in a single country or limited number of countries. Nomura Asset Management Co., Ltd. (NAM Tokyo), on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund does not limit its investments to companies of any particular industry or size and may invest a significant portion of its assets in smaller and less seasoned issuers.

This disclosure is inconsistent with similar disclosure later in the Prospectus for the Fund. The later disclosure is clearer that the 40% is under normal market conditions and only when market conditions are not favorable would be less than 40%. Please adjust the disclosure to be consistent. Additionally, please add disclosure to the summary section for the Global Equity Income Fund regarding its diversification in at least three different countries, which is disclosed later in the Prospectus.

Response: The Registrant will adjust the disclosure in the summary section of the Global Equity Income Fund as marked below:

Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities. The Fund seeks to focus on income-producing equity securities, such as common and preferred dividend-paying stocks and real estate investment trusts (REITs). The Fund may invest in other types of securities and invests in U.S. and non-U.S. issuers. Under normal market conditions, the Fund will invest significantly (~~approximately 30-~~ at least 40% ~~or more~~ of its assets— unless market conditions are not deemed favorable by Nomura Asset Management Co., Ltd (NAM Tokyo), in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund may invest a substantial amount of its assets (i.e., more than 25%) in issuers located in a single country or limited number of countries, but in no event will the Fund be invested in fewer than three different countries, as selected by NAM Tokyo. ~~Nomura Asset Management Co., Ltd. (~~NAM Tokyo~~)~~, on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund does not limit its investments to companies of any particular industry or size and may invest a significant portion of its assets in smaller and less seasoned issuers.

19. Comment: Under the summary section entitled “Principal Investment Strategies” for the Global Emerging Markets Fund, please add disclosure regarding its diversification in at least three different countries, as disclosed later in the Prospectus.

Response: The Registrant will adjust the disclosure in the summary section of the Global Emerging Markets Fund as marked below:

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of issuers in emerging markets (i.e., countries that have an emerging market as defined by Standard & Poor’s® (S&P®), countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets. The Fund may invest a substantial amount of its assets (i.e., more than 25%) in issuers located in a single country or limited number of countries. The Fund will invest primarily in common stocks across countries, but in no event will the Fund be invested in fewer than three different countries, as selected by Martin Currie Inc. (Martin Currie). Martin Currie, on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund’s portfolio turnover rate may be 100% or more.

20. Comment: Under the summary section entitled “Principal Investment Strategies” for the Global Alpha Equity Income Fund, the disclosure states that:

Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of U.S. and non-U.S. companies. Equity securities include common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Under normal market conditions, the Fund will invest significantly (approximately 30-40% or more of its assets) in non-U.S. companies. The Fund may invest a substantial amount (more than 25%) of its assets in issuers located in a single country or a limited number of countries, but in no event will the Fund be invested in fewer than three different countries. Martin Currie Inc. (Martin Currie), on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund does not limit its investments to companies of any particular industry or size and may invest a significant portion of its assets in smaller and less seasoned issuers.

This disclosure is inconsistent with similar disclosure later in the Prospectus for the Fund. The later disclosure is clearer that the 40% is under normal market conditions and only when market conditions are not favorable would be less than 40%. Please adjust the disclosure to be consistent.

Response: The Registrant will adjust the disclosure in the summary section of the Global Alpha Equity Fund as marked below:

Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of U.S. and non-U.S. companies. Equity securities include common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Under normal market conditions, the Fund will invest (~~approximately 30-~~ at least 40% ~~or more~~ of its assets— unless market conditions are not deemed favorable by Martin Currie Inc. (Martin Currie), in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund may invest a substantial amount (more than 25%) of its assets in issuers located in a single country or a limited number of countries, but in no event will the Fund be invested in fewer than three different countries. ~~Martin Currie Inc. (~~Martin Currie~~)~~, on behalf of the Fund, may engage in active and frequent trading in seeking to achieve the Fund’s investment objective. The Fund does not limit its investments to companies of any particular industry or size and may invest a significant portion of its assets in smaller and less seasoned issuers.

21.    Comment: Please explain what “alpha” means as used in the name of the “Global Alpha Equity Fund.

Response: The Global Alpha Equity Fund’s sub-advisor has provided the following definition of “Alpha”:

Alpha is the percentage measure of a portfolio’s return in excess of the market index’s return, adjusted for risk. In the broadest sense, Alpha gives an indication of how much the portfolio manager’s stock selections contribute to overall performance. It measures whether a portfolio’s performance was rewarded or hurt by the additional risk (in excess of the market levels) that a manager took when making security selections. A positive Alpha means that manager selections and added risk paid off with relatively larger additional performance gains as compared to its index.

Alpha does relate to strategy. The Fund’s portfolio is a relatively concentrated portfolio (30-45 stocks). When the portfolio managers limit the number of stocks in the fund, they are also lessening the chances of over-diversification, and consequently, replicating a broad market index. This approach emphasizes stock-selection talent which, when adjusted for risk, should result in higher Alpha or greater potential returns. The Fund’s equity securities are selected without regard to market capitalization.

22.    Comment: Under the summary section entitled “Principal Investment Strategies” for the International Growth Equity Fund, please rewrite the phrase “a quantitative investment approach with a qualitative overlay” in plain English.

Response: The Registrant will remove the disclosure.

23.    Comment: Under the summary section entitled “Purchase and Sale of Fund Shares” for each Fund, please delete the marked disclosure:

You may purchase or redeem shares of the Fund on days when the NYSE is open for regular trading ~~at the Fund’s next determined net asset value after Boston Financial Data Services, Inc. (the transfer agent) receives your request in good order:~~ by mail (Nomura Partners Funds, Inc., P.O. Box 55760, Boston, MA, 02205-8005); by telephone (1-800-535-2726); or through your financial intermediary. Shares may be purchased (redemption proceeds received) by electronic bank transfer, by check, or by wire. Investment Minimums for Class A, Class C and Class S shares are generally as follows, although the Fund may reduce or waive the minimums in some cases: (Class S shares are available only to shareholders of record of Class S shares as of December 31, 2008.)

Response: The Registrant will make the requested change.

24. Comment: In the “Annual Operating Expenses” table for each Fund that has acquired fund fees and expenses, please move the line-item up to follow the line entitled “Other Expenses”.

Response: The Registrant will make the requested change.

25. Comment: In the summary section entitled “Principal Risks” for the Asia Pacific ex Japan Fund, you list “Fund of Funds Risk” as a principal risk. However, the “Principal Investment Strategies” section does not specifically mention investments in other mutual funds. Is this disclosed risk really a principal risk? If yes, do you need to adjust the disclosure in the strategy section?

Response: The Registrant does disclose in the section entitled “Principal Investment Strategies” for the Asia Pacific ex Japan Fund that it “may invest in the Greater China Fund and the India Fund”. Additionally, the Registrant believes the “Fund of Funds Risk” disclosure is a principal risk.

26. Comment: On page 38 of the Prospectus, The Japan Fund’s Item 9 disclosure defines a Japanese issuer in the context of a three-prong test. This three-prong test is similar to what was introduced by the SEC as “criteria” in proposing Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”). However, as part of the comment process on the proposed Names Rule, commenters opposed the criteria, arguing that the specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name. The SEC was persuaded by the commenters and modified the final Names Rule to requires that a mutual fund with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. Additionally, the final Names Rule requires a mutual fund to also disclose in its prospectus the specific criteria that are used to select investments that meet this standard. Please explain how the Japan Fund’s three-prong test and list of criteria ensures that the Fund’s investments are indeed investments that are economically tied to Japan.

Response: Rule 35d-1(a)(3) requires that if a fund has a name that suggests investment in a certain country or region, it must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by the name and must disclose in its prospectus the specific criteria used by the fund to select their investments. In the proposing release for Rule 35d-1 (Release No. IC-22530), the Commission proposed that a fund with a name suggesting a focus in investments in a particular country or geographic region would be required to meet a two-part investment requirement. First, the fund would be required to have a fundamental policy to invest at least 80% of its assets in securities of issuers that are tied economically to the particular country or geographic region, and second, the fund would be required to invest in securities that meet one of the following criteria: (A) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region, (ii) securities that are traded principally in the country or region suggested by the company name; or (B) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region, or that have at least 50% of their assets in that country or region. However, the adopting release for Rule 35d-1 (Release No. IC-24828) modified the proposed rule, and as adopted, does not require that funds invest in securities that meet one of the three criteria set forth in the second condition above, stating that commenters argued that the specific criteria would be too restrictive. We note that included in the proposed criteria that would demonstrate that a company was economically tied to a country was that the issuer was organized under the laws of a country, that the company maintains its principal place of business in that country, or that the securities are traded principally in the country. The Fund’s criteria are consistent with the proposed criteria, which were expanded in the adopting release. We note that (i) a company is generally subject to various laws and regulations of its country of organization, (ii) if a company has its principal place of business in a country, it would likely own or lease property, have employees, be subject to legal jurisdiction and be subject to the laws, including taxation, of such country, and (iii) if the securities of a company are traded principally in a particular country, the company would be subject to the securities laws of such country and a substantial portion of the shareholders of that company are likely residents of that country.

27. Comment: On page 47 of the Prospectus, the Global Emerging Markets Fund contains disclosure regarding the Fund’s allocation among countries and specifically includes disclosure about possible investments in the United States. The SEC Staff believes that this disclosure is unnecessary and possibly confusing for an emerging markets fund. Please delete the marked disclosure:

The Fund may invest in companies domiciled in any country that Martin Currie believes to be appropriate to the Fund’s objective. The Fund will allocate its assets among various regions and countries, ~~which may include the United States~~ (but in no less than three different countries). The Fund also may invest a substantial amount of its assets (i.e., more than 25% of its assets) in issuers located in a single country or a limited number of countries. The Fund has no specific capitalization range for companies in which it will invest. The capitalization range for companies will vary over time depending on Martin Currie’s ongoing assessment of market opportunities for the Fund.

Response: The Registrant will make the requested change.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

EXHIBIT

January 28, 2010

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Partners Funds, Inc. (“Registrant”), SEC File No. 033-13863 and 811-001090, Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 39 to the Registrant’s registration statement filed on Form N-1A for the Registrant on November 23, 2009 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on January 19, 2010. Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company